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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2005


                              AETERNA ZENTARIS INC.
                   ------------------------------------------
                   (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F        Form 40-F    X
                                ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes       No   X
                                 -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______


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                                 DOCUMENTS INDEX

Documents Description
---------------------

-------------------------------------------------------------------------------
1. Press release dated February 28, 2005 - AEterna Zentaris Reports 2004 Fourth Quarter and Full-Year Financial and Operating Results

-------------------------------------------------------------------------------




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                                                          [AETERNA LOGO]



AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS REPORTS 2004 FOURTH QUARTER AND FULL-YEAR
FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN CANADIAN DOLLARS

     o    AEterna Zentaris full-year 2004 highlights:

          >> Consolidated revenues increased by 40.4% to $233 million, compared with $166.4 million in 2003;

          >> Consolidated R&D expenses of $30.4 million, compared with $44.1 million in 2003;

          >> Consolidated operating income of $17.2 million, compared with a previous $14.3 million operating loss;

          >> Consolidated net loss of $5.8 million, compared with a net loss of $28.1 million in 2003;

          >> Successful completion of a seven Phase II trial program of cetrorelix in endometriosis, benign prostate hyperplasia and uterine myoma.

     o 61.1%-owned subsidiary, Atrium Biotechnologies, full-year 2004 highlights:

          >>   Consolidated sales of $177.3 million, an increase of 47%;

          >>   Consolidated EBIT of $26.1 million, an increase of 81%;

          >>   Consolidated net earnings of $13.2 million, an increase of 86%;

          >>   Acquisition of Pure Encapsulations in the United States.

QUEBEC CITY, CANADA, FEBRUARY 28, 2005 - AEterna Zentaris Inc. (TSX: AEZ;
NASDAQ: AEZS) today reported financial and operating results for the fourth quarter and full year ended December 31, 2004. Consolidated revenues for the fourth quarter 2004 were $53.5 million, an increase of 9.4% compared with total revenues of $48.9 million for the same period in 2003. Consolidated R&D expenses net of tax credits amounted to $7.1 million in the fourth quarter of 2004 compared with $12.3 million in the fourth quarter of 2003. Consolidated operating income for the fourth quarter 2004 was $0.9 million, compared with an operating loss of $6.4 million for the fourth quarter 2003. The Company's consolidated net loss was $2.5 million for the fourth quarter of 2004, or $0.06 per share, compared with a net loss of $9.3 million, or $0.20 per share, for the comparable period in 2003.



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                                                             [AETERNA LOGO]



AEterna Zentaris Consolidated Annual 2004 Results

Consolidated revenues for the 12-month period ended December 31, 2004 increased by 40.4% to $233 million, compared with $166.4 million for the same period in 2003. Consolidated R&D expenses net of tax credits amounted to $30.4 million in 2004, compared with $44.1 million in 2003. The Company reported a 2004 consolidated operating income of $17.2 million, compared with an operating loss of $14.3 million for the comparable period in 2003. This increase in operating income is mainly due to non-recurrent milestone payments related to cetrorelix Phase II positive results, the realignment of the clinical development program initiated in December 2003, as well as to Atrium's acquisition of Pure Encapsulations in March 2004, combined with the achieved internal growth. Consolidated net loss for 2004 was $5.8 million, or $0.13 per share, compared with a net loss of $28.1 million, or $0.65 per share, in 2003.

AEterna Zentaris' financial performance for the year 2004 reflects continued revenue growth from its development and marketing partners related to the advancement of its extensive pharmaceutical product pipeline and from sales of marketed compounds. It also reflects growth generated by its 61.1%-owned subsidiary, Atrium Biotechnologies, through its proprietary product portfolio and accretive acquisitions.

ATRIUM BIOTECHNOLOGIES FOURTH QUARTER 2004 RESULTS

During the fourth quarter of 2004, consolidated sales for Atrium were $43.5 million, an increase of 16% compared with $37.5 million in sales for the comparable period in 2003. EBIT was $6.1 million during the quarter compared with $3.8 million for the same period in 2003, representing a 61% increase. Net earnings increased 50% to $2.7 million compared with net earnings of $1.8 million for the same period in 2003. These increases are mainly due to the acquisition of Pure Encapsulations by Atrium, in March 2004, and growth in Atrium's proprietary product portfolio.

ATRIUM CONSOLIDATED ANNUAL 2004 RESULTS

For the 12 months ended December 31, 2004, Atrium's sales reached $177.3 million compared with $120.3 million for 2003, representing a 47% increase. EBIT increased 81% to $26.1 million in 2004 from $14.4 million in 2003. Atrium recorded net earnings of $13.2 million in 2004 compared with net earnings of $7.1 million in 2003, representing an increase of 86%. These increases came mainly from the acquisitions of Chimiray, Interchemical, Siricie and Pure Encapsulations and from growth in Atrium's proprietary product portfolio.

"The year 2004 was marked by sustained growth and development," said Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer. "We moved our products through the pipeline as illustrated by the successful completion of our seven Phase II trial program with cetrorelix. In 2005, we expect to expand by advancing clinical development of cetrorelix in collaboration with our partners Solvay and Shionogi/Nippon Kayaku, by furthering the development of other compounds in oncology and endocrinology, and by continuing our in-licensing and acquisition program. Finally, our subsidiary, Atrium, has again demonstrated its ability to yield excellent year-over-year growth in all of its activity sectors and we also look forward to see its continued growth in 2005," concluded Mr. Gagnon.


                                                                               2
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                                                             [AETERNA LOGO]



Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, added: "With the contribution of all of our operating segments, we achieved our financial goal of becoming cash flow positive, on a consolidated basis, in 2004. Our consolidated cash and short-term position remains strong at $58 million as of December 31, 2004. In 2005, while maintaining a solid financial position, we expect our R&D investment to increase, reflecting our commitment to expand and advance our clinical-stage pipeline, in particular, the oncology proprietary products. The Company is now well positioned to carry on its business plan."

APPOINTMENT TO AETERNA ZENTARIS BOARD

Eric Dupont, Chairman of AEterna Zentaris, is pleased to announce the appointment of Mr. Jurgen Ernst to AEterna Zentaris' Board. Mr. Ernst, a seasoned executive, has recently retired from his position of worldwide General Manager, Pharmaceutical Sector of Solvay S.A. "We are pleased to welcome Mr. Ernst who will bring to AEterna Zentaris more than 20 years of pharmaceutical industry expertise mainly in the field of corporate development and pharmaceutical product marketing," said Dr. Dupont.

CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 10:00 a.m. Eastern Time today, Monday, February 28, to discuss 2004 fourth quarter and full-year financial and operating results and answer questions.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-640-4127 from Canada or 800-814-4941 from outside Canada.
Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the
                  -----------------------
Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several Phase II trials for multiple cancers.

AEterna Zentaris also owns 61.1% of Atrium Biotechnologies Inc., a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site at www.aeternazentaris.com.
                -----------------------

                                                                               3
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                                                             [AETERNA LOGO]



FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS:

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------

ATTACHMENT: Financial summary


                                                                               4
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                                                             [AETERNA LOGO]



FINANCIAL SUMMARY
(in thousands of Canadian dollars, except share and per share data)

                                                                    QUARTERS ENDED                 YEAR ENDED
                                                                     DECEMBER 31,                  DECEMBER 31,
                                                              --------------------------------------------------------
CONSOLIDATED RESULTS                                                 2004          2003           2004           2003
Unaudited                                                               $             $              $              $
----------------------------------------------------------------------------------------------------------------------
REVENUES                                                            53,541        48,896        233,248        166,413
                                                              --------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                       31,679        30,892        134,535         98,048
Selling, general and administrative                                 11,699         9,563         42,198         29,103
R&D costs, net of tax credits and grants                             7,088        12,307         30,367         44,124
Depreciation and amortization                                        2,211         2,568          8,978          9,421
                                                              --------------------------------------------------------
                                                                    52,677        55,330        216,078        180,696
                                                              --------------------------------------------------------
Operating income (loss)                                                864        (6,434)        17,170        (14,283)
Interest income                                                        359           486          1,359          2,146
Interest and financial expenses                                     (2,147)       (1,348)        (8,168)        (4,835)
Foreign exchange gain (loss)                                          (556)        ( 310)          (920)       ( 1,574)
                                                              --------------------------------------------------------
INCOME (LOSS) BEFORE THE FOLLOWING ITEMS                            (1,480)       (7,606)         9,441        (18,546)
Current income taxes                                                    44          (307)       (13,699)        (3,859)
Future income taxes                                                    325          (372)         5,414         (2,073)
Loss on dilution                                                       (96)            -           (631)           (64)
Non-controlling interest                                            (1,336)         (969)        (6,284)        (3,605)
                                                              --------------------------------------------------------
NET LOSS FOR THE PERIOD                                             (2,543)       (9,254)        (5,759)       (28,147)
                                                              ========================================================

Basic and diluted net loss per share                                 (0.06)        (0.20)         (0.13)         (0.65)
                                                              ========================================================
Weighted average number of shares
   Basic                                                        45,650,742    45,330,992     45,569,176     42,993,432
   Diluted                                                      46,124,784    45,706,644     45,986,629     43,112,385
Issued and outstanding shares                                                                45,670,909     45,330,992


                                                                    DECEMBER 31,     DECEMBER 31,
CONSOLIDATED BALANCE SHEETS                                                 2004             2003
                                                                               $                $
-------------------------------------------------------------------------------------------------
Cash and short-term investments                                           58,090           64,367
Other current assets                                                      86,644           70,278
                                                                   ------------------------------
                                                                         144,734          134,645
Long-term assets                                                         204,494          161,134
                                                                   ------------------------------
Total assets                                                             349,228          295,779
                                                                   ==============================
Current liabilities                                                       72,265           61,442
Deferred revenues                                                         25,557           10,563
Convertible term loans                                                    24,890           19,920
Long-term debt                                                            39,365           15,132
Other long-term liabilities                                               32,092           32,649
Non-controlling interest                                                  34,767           29,952
                                                                   ------------------------------
                                                                         228,936          169,658
Shareholders' equity                                                     120,292          126,121
                                                                   ------------------------------
Total liabilities and shareholders' equity                               349,228          295,779
                                                                   ==============================



                                                                               5
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                                    SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AETERNA ZENTARIS INC.




Date: February 28, 2005                  By:  /s/Mario Paradis
------------------------                    ------------------------------------
                                            Mario Paradis
                                            Senior Finance Director and
                                            Corporate Secretary